FOLEY & LARDNER LLP
ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
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www.foley.com
December 8, 2006
ggarai@foley.com EMAIL

CLIENT/MATTER NUMBER
346715/0105
CONFIDENTIAL SUBMISSION
VIA OVERNIGHT DELIVERY
Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re:	Molecular Insight Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 File Number 333-129570
Dear Mr. Riedler:
     On behalf of Molecular Insight Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Form S-1 Registration Statement that the Company filed on November 8, 2005 (the “Registration Statement”), as amended by an Amendment No. 1 thereto that the Company filed on January 19, 2006 (“Amendment No. 1”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 2, as well as three blacklined copies of Amendment No. 2 showing the changes that were made to Amendment No. 1.
     The following are the Company’s responses to the Staff’s letter of February 9, 2006 containing the Staff’s comments. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.
Risk Factors — Page 8
We have no commercial manufacturing facility for Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purposes. . . — page 13

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
December 8 , 2006

1.	We have considered your response to comment 19. The risk factor, however, does not contain the acknowledgement referenced in the response that you may be required to use proceeds from the offering to assist in the funding of the manufacture of Zemiva.

Response

In response to the Staff’s comments, the Company has revised this risk factor to include an acknowledgement on page 14 that it may be required to use a portion of the proceeds from the offering to assist in the funding of the manufacture of Azedra, Onalta, Zemiva and our other product candidates.
Use of Proceeds — page 26
2.	We note the revisions you made in response to comment 29. However, the revised disclosure does not discuss how far you anticipate the proceeds will get you in your progress towards commercialization. If you anticipate needing additional funds for these purposes, please also disclose the source and amounts of additional funding you anticipate using.

Response

In response to the Staff’s comments, the Company has revised the filing by adding the following sentence to the end of this section on page 28: “After the second half of 2008, we will need to raise substantial additional capital to fund our operations and to complete development of our product candidates. We may obtain this funding through a variety of means in the future, including through debt and equity financings and strategic partnering arrangements and collaborations.”
Business — page 46
Strategic Agreements — page 55
3.	We have considered your response to comment 32. Please note that we are unwilling to grant confidential treatment for the aggregate amounts of milestone payments you are required to make, the existence of an obligation to make minimum royalty payments, and annual licensing fees. Please revise the disclosure accordingly.

Response

The Company has revised and updated this disclosure as requested. Where applicable, the Company has disclosed the existence of an obligation to make minimum royalty payments and annual licensing fees, as well as the other fees under each agreement, and

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
December 8 , 2006

has also provided the aggregate amounts of payments made as of September 30, 2006 under these agreements.
Specifically, the following changes were made with respect to the agreements listed:
a) The Nihon Agreement: The Company has amended the description of the Nihon agreement on page 67 to indicate that no payments have been made as of September 30, 2006.
b) The Nordion Agreements: The Company has amended the description of the first Nordion agreement on page 64 to include the aggregate amount of payments paid as of September 30, 2006.
c) The Georgetown Agreements: The Company has amended the descriptions of the three Georgetown agreements on pages 65 and 66 to include the aggregate amount of payments paid as of September 30, 2006 under each agreement, and specifically the following information:
i) in the First Georgetown Agreement, the obligation to pay milestone payments;
ii) in the Second Georgetown Agreement, the obligation to pay a one-time license fee, maintenance fees and milestone payments.
iii) in the Third Georgetown Agreement, the obligation to pay an upfront license fee, a one-time reimbursement of patent costs, a one time fee for sponsored research, and milestone payments.
d) The University of Western Ontario (“UWO”) Agreements: The Company has amended the descriptions of the two agreements with University of Western Ontario on pages 66 and 67 to include the aggregate amount of payments paid as of September 30, 2006 under each agreement, and specifically the following information:
i) in the First UWO Agreement, the obligation to pay an initial license fee, minimum annual payments for each year we don’t sponsor research in radiolabeling technologies, and milestone payments;
ii) in the Second UWO Agreement, the obligation to pay an initial license fee and minimum annual payments each calendar year through 2012, and milestone payments.
e) The Company has disclosed new agreements entered into and executed by the Company after the filing of Amendment No. 1 to the Registration Statement in January

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
December 8 , 2006

2006 and reflected the SEC’s comments in the descriptions of these new agreements in Amendment No.2.
Note 3. Stock Based Compensation
4.	In your response to our comment 48, you state that you did not provide the requested information in the disclosures to the company’s consolidated financial statements. We believe that these disclosures are important to an investor’s understanding. Please disclose in the notes to the financial statements the following information for equity instruments granted since January 1, 2004 through the date of your response:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

•	Whether or not the valuation specialist was a related party
Response
In response to the Staff’s comments, the Company has revised Note 3. Stock Based Compensation to include grant date, the number of options granted, the purchase price, the fair value of the common stock and the intrinsic value. Valuations were performed by an outside independent unrelated third party specialist. A summary of grants and Board of Director determined fair values, as well as the independent third party valuations and the dates of the valuations are listed in the following table.

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
December 8 , 2006

	Fair Value of	Fair Value of
Grant	Common Stock	Common Stock	Valuation Report	Valuation Report
Dates	on Grant Date (1)	Per Valuation Report (2)	As of Date	Basis Prepared
5/13/2004	$1.68	$1.68	12/31/2004	Retrospectively
9/21/2004	1.68	1.68	12/31/2004	Retrospectively
12/14/2004	1.68	1.68	12/31/2004	Retrospectively
2/18/2005	3.24	3.24	6/30/2005	Retrospectively
4/7/2005	3.24	3.24	6/30/2005	Retrospectively
7/1/2005	3.24	3.24	6/30/2005	Retrospectively
9/13/2005	6.00	4.20	9/30/2005	Retrospectively
11/16/2005	7.20	4.56	12/31/2005	Retrospectively
3/16/2006	4.80	4.80	3/31/2006	Retrospectively
5/9/2006	4.80	4.80	6/30/2006	Contemporaneously
9/30/2006	5.22	5.22	9/30/2006	Contemporaneously

(1)	- determined by the Board of Directors.

(2)	- Prepared by an independent unrelated third party valuation specialist and used by the Board of Directors in its determination of fair value.
For disclosure related to this response, please see table at the bottom of F-22 with its related written disclosure.

5.	Also, disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments:
•	A more in-depth discussion of significant factors, assumptions, and specific methodologies used in determining fair value

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
You may refer to the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation pages 74-75.
Response
In response to the Staff’s comments, the Company has provided a more in-depth discussion of significant factors, assumptions, and methodologies used in determining the fair value of its common stock. The Company has discussed the significant factors contributing to increases in common stock fair values from January 1, 2004 through the September 30, 2006 period (the date of the last grants), as well as the successes since September 30, 2006, including in-licensing, clinical trial results and identification of the lead molecules for our Prostate-specific membrane antigen (“PSMA”) product candidate. The Company also considered valuations of its common stock (that were prepared by an

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
December 8 , 2006

outside independent third party valuation specialist according to the AICPA Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation pages 74-75) in determining the estimated fair value of its common stock at each grant date. The Company concludes this section by leaving open the estimated IPO price because at this time it is unknown. A discussion will be included when the estimated IPO price range is determined. Please see the full discussion located on pages 36 to 38 of the Management’s Discussion and Analysis.
*      *      *      *
     Please contact me or David W. Kantaros, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.
Very truly yours,
/s/ Gabor Garai

cc:	David S. Barlow, Chairman David W. Kantaros, Esq. David K. Boston, Esq.